SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

21 August 2014

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

21 August 2014

NICHOLAS LUFF - EXTERNAL APPOINTMENT

On 31 August 2014 Nicholas Luff, a Non-Executive Director of Lloyds Banking Group plc, will step down from the board of Centrica plc to take up the position of Executive Director and Chief Financial Officer of Reed Elsevier Plc and Reed Elsevier NV commencing 1 September 2014.

This announcement is made in accordance with Listing Rule 9.6.14R (2).

For further information:

Investor Relations
Douglas Radcliffe                                                                                     +44 (0) 20 7356 1571
Head of Operations & Reporting
douglas.radcliffe@finance.lloydsbanking.com

Corporate Affairs
Matt Smith                                                                                                +44 (0) 20 7356 3522
Head of Corporate Media
matt.smith@lloydsbanking.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 21 August 2014